Exhibit (a)(6)
Guggenheim Energy & Income Fund Announces Final Results of Tender Offer
NEW YORK, NY, July 6, 2021 – Guggenheim Energy & Income Fund (“XGEIX” or the “Fund”) announced today the final results for its tender offer for up to 1,336 common shares (“Shares”) of the Fund (approximately 2.5% of the outstanding Shares) at a price equal to the Fund’s net asset value per Share on the day on which the tender offer expires (the “Tender Offer”). The Tender Offer commenced on June 2, 2021 and expired on July 1, 2021.
A total of 8,572 Shares were duly tendered and not withdrawn. Because the number of Shares tendered exceeds 1,336 Shares, the Tender Offer has been oversubscribed. Therefore, in accordance with the terms and conditions specified in the Tender Offer, the Fund will purchase Shares from all tendering stockholders on a pro rata basis, disregarding fractions. Accordingly, on a pro rata basis, approximately 17% of Shares for each stockholder who properly tendered Shares have been accepted for payment. The Fund expects to transmit payment to purchase the duly tendered and accepted Shares on or about July 8, 2021. The purchase price of properly tendered Shares is $842.85 per Share, equal to the net asset value per Share as of July 1, 2021 (the expiration date of the Tender Offer). Shares that were tendered but not accepted for purchase and Shares that were not tendered will remain outstanding.
Questions regarding the Tender Offer may be directed to Georgeson LLC, the information agent for the tender offer, at (888) 565-5190.
About Guggenheim Investments
Guggenheim Investments is the global asset management and investment advisory division of Guggenheim Partners, LLC (“Guggenheim”), with more than $245 billion* in assets under management across fixed income, equity, and alternative strategies. We focus on the return and risk needs of insurance companies, corporate and public pension funds, sovereign wealth funds, endowments and foundations, consultants, wealth managers, and high-net-worth investors. Our 295+ investment professionals perform rigorous research to understand market trends and identify undervalued opportunities in areas that are often complex and underfollowed. This approach to investment management has enabled us to deliver innovative strategies providing diversification opportunities and attractive long-term results.
Guggenheim Investments includes Guggenheim Funds Investment Advisors, LLC (“GFIA”) and Guggenheim Partners Investment Management, LLC (“GPIM”). GFIA serves as Investment Adviser for XGEIX. GPIM serves as Investment Sub-Adviser for XGEIX.
* Assets under management are as of 3.31.2021 and include leverage of $15.4bn. Guggenheim Investments represents the following affiliated investment management businesses of Guggenheim Partners, LLC: Guggenheim Partners Investment Management, LLC, Security Investors, LLC, Guggenheim Funds Distributors, LLC, Guggenheim Funds Investment Advisors, LLC, Guggenheim Corporate Funding, LLC, Guggenheim Partners Europe Limited, Guggenheim Partners Fund Management (Europe) Limited, Guggenheim Partners Japan Limited, GS GAMMA Advisors, LLC, and Guggenheim Partners India Management.
This information does not represent an offer to sell securities of the Fund and it is not soliciting an offer to buy securities of the Fund. An investment in the Fund involves a high degree of risk. The Fund should be considered an illiquid investment. The Fund does not intend to apply for an exchange listing, and it is highly unlikely that a secondary market will exist for the purchase and sale of the Fund’s common shares. You could lose some or all of your investment. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. The Fund is designed as a long-term investment for investors who are prepared to hold the Fund’s common shares until the date of the Liquidity Event, and is not a trading vehicle. All investments are subject to risk, including possible loss of principal. Fixed income securities are subject to numerous risks, including but not limited to: credit, inflation, income, prepayment and interest rates risks. As interest rates rise, the value of fixed income securities fall. The Fund may invest without limitation in high-yield (“junk bonds”). High yield bonds (“junk bonds”) are subject to higher credit risk and a greater risk of default. The Fund may invest all or a portion of its Managed Assets in illiquid securities. The Fund may make significant investments in securities for which there are no observable market prices; the prices of which must be estimated by the investment adviser. Investments in foreign securities involve risks, including the
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possibility of losses due to changes in currency exchange rates and negative developments in the political, economic or regulatory structure of specific countries or regions. These risks are greater in emerging markets. Leverage may result in greater volatility of net asset value (NAV) of common shares and increases a shareholder’s risk of loss. Derivative instruments can be illiquid, may disproportionately increase losses and have a potentially large impact on Fund performance. Distributions are not guaranteed and are subject to change.
Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For this and more information, visit www.guggenheiminvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800-345-7999.
Analyst Inquiries
William T. Korver
cefs@guggenheiminvestments.com
Not FDIC-Insured | Not Bank-Guaranteed | May Lose Value
Member FINRA/SIPC (7/21) 48738